Filed pursuant to Rule 433
Issuer Free Writing Prospectus dated January 10, 2013
Relating to the Preliminary Prospectus dated January 10, 2013
Registration Statement No. 333-185949

4300 Wildwood Parkway
Atlanta, GA  30339
1-888-502-BLUE
www.BlueLinxCo.com

BlueLinx Contacts:

Doug Goforth, CFO & Treasurer	Investor Relations:
BlueLinx Holdings Inc.	Maryon Davis, Director Finance & IR
(770) 953-7505	(770) 221-2666

FOR IMMEDIATE RELEASE

BLUELINX ANNOUNCES PRELIMINARY FOURTH-QUARTER
 AND FULL YEAR RESULTS
– Revenue Increases 12.5% to $440 Million for the Quarter –

ATLANTA – January 10, 2013 – BlueLinx Holdings Inc. (NYSE: BXC), a leading distributor of building products in North America, expects to report a fourth-quarter net loss per diluted share in the range of $0.16 to $0.22 based on the Company’s preliminary unaudited results for the fourth quarter ended December 29, 2012, compared to a net loss of $0.17 per diluted share for the fourth quarter of fiscal 2011.  Revenue for the fourth quarter is expected to be approximately $440 million, an increase of 12.5% from $391.1 million for the fourth quarter of fiscal 2011. Gross profit margin for the quarter is expected to be approximately 11.9%, compared with 12.3% for the fourth quarter of fiscal 2011.  Net loss included a pre-tax net gain of $0.2 million, or $0.00 per diluted share, and $3.9 million, or $0.07 per diluted share, from significant special items in the fourth quarter of 2012 and 2011, respectively.

For the full year ended December 29, 2012, the Company expects to report a net loss per diluted share in the range of $0.35 to $0.41, compared to a net loss of $0.89 per diluted share in fiscal 2011.  Revenues are expected to be approximately $1.91 billion for the full year ended December 29, 2012, an increase of 8.5% from $1.76 billion for the year ended December 31, 2011. Gross profit margin for fiscal 2012 is expected to be approximately 12.1%, compared with 12.0% in fiscal 2011. Net loss included a pre-tax net gain of $10.4 million, or $0.17 per diluted share, and $12.6 million or $0.29 per diluted share, from significant special items in fiscal 2012 and fiscal 2011, respectively.

Based on the Company's preliminary unaudited results, as of December 29, 2012, revolving credit facilities and mortgage indebtedness totaled approximately $171.4 million and $209.6 million, respectively.  As of December 31, 2011 revolving credit facilities and mortgage indebtedness totaled approximately $94.5 million and $243.3 million, respectively. Excess availability under the Company’s revolving credit facilities as of December 29, 2012 is expected to be approximately $86.6 million, compared to $118.3 million as of December 31, 2011.

“We are excited about BlueLinx’ prospects in the recovering housing market and the continued favorable trends in housing fundamentals experienced through the fourth quarter. Year-over-year revenues grew for the sixth consecutive quarter in the fourth quarter of 2012,” said George Judd, president and chief executive officer. “Looking forward, we have established positive momentum in our business as we enter the 2013 fiscal year and remain confident both in the opportunities ahead of us and in our strategy to profitably grow the Company.”

BlueLinx Preliminary 4Q ’12 Results Press Release

The Company’s pre-tax significant special items for the 2012 and 2011 fourth quarter and full year periods are shown in the following table:

in millions, except per share amounts (unaudited)	Quarters Ended		Twelve Months Ended
	December 29, 2012	December 31, 2011	December 29, 2012	December 31, 2011
Gain from sale of certain properties	$0.2	$3.7	$9.9	$10.6
Gain on modification of lease agreement	-	-	-	2.0
Gain from property insurance settlement	-	0.2	0.5	1.4
Facility consolidation and severance related cost	-	-	-	(1.4)

Total significant special items	$0.2	$3.9	$10.4	$12.6

Basic weighted average shares	60.1	59.7	60.1	43.2

Total significant special items per basic common share	$0.00	$0.07	$0.17	$0.29

Diluted weighted average shares	60.1	59.7	60.1	43.2

Total significant special items per diluted common share	$0.00	$0.07	$0.17	$0.29

As the Company has not completed its quarter-end fiscal close for its fourth quarter ended December 29, 2012 or its analysis of the quarter, the results presented in this press release are estimated and preliminary and, therefore, may change.

Planned Rights Offering
The Company’s board of directors has approved a plan to commence a rights offering of common stock to its stockholders, which the Company expects will produce gross proceeds of approximately $40 million.  The Company expects to utilize the proceeds of the transactions to repay indebtedness under its U.S. credit facility. The Company has filed with the Securities and Exchange Commission a registration statement covering the transaction, and the distribution of rights and commencement of the rights offering is expected to occur promptly following the effectiveness of that registration statement.

Cerberus ABP Investor LLC (“Cerberus”), the Company’s majority stockholder has indicated that it intends, subject to the exercise price of the rights being set at an acceptable amount, to exercise all of the rights issued to it and to subscribe for the maximum additional shares pursuant to the over-subscription privilege that it would be entitled to purchase. However, such indication is not binding, and Cerberus is not legally obligated to do so.

Fourth-Quarter Conference Call
BlueLinx will report financial results for the fourth quarter before the market opens on February 13, 2013, and host a conference call at 10:00 a.m. Eastern Time on that day. Details about the conference call will be provided approximately two weeks prior to the call.

BlueLinx Preliminary 4Q ’12 Results Press Release

Use of Non-GAAP Measures

BlueLinx reports its financial results in accordance with U.S. generally accepted accounting principles (GAAP). The Company also believes that presentation of certain non-GAAP measures, i.e., results excluding certain charges or other nonrecurring events, when appropriate, provides useful information for the understanding of its ongoing operations and enables investors to focus on period-over-period operating performance, without the impact of significant special items, and thereby enhances the user's overall understanding of the Company's current financial performance relative to past performance and provides a better baseline for modeling future earnings expectations. Any non-GAAP measures used herein are reconciled in the financial tables accompanying this news release.  The Company cautions that non-GAAP measures should be considered in addition to, but not as a substitute for, the Company’s reported GAAP results.

About BlueLinx Holdings Inc.

Headquartered in Atlanta, Georgia, BlueLinx Holdings Inc., operating through its wholly owned subsidiary BlueLinx Corporation, is a leading distributor of building products in North America. Employing approximately 1,900 people, BlueLinx offers greater than 10,000 products from over 750 suppliers to service approximately 11,500 customers nationwide, including dealers, industrial manufacturers, manufactured housing producers and home improvement retailers. The Company operates its distribution business from sales centers in Atlanta and Denver, and its network of approximately 55 distribution centers.  BlueLinx is traded on the New York Stock Exchange under the symbol BXC. Additional information about BlueLinx can be found on its Web site at www.BlueLinxCo.com.

Forward-looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to our preliminary results for the fourth quarter and year ended December 29, 2012, and our outlook on the housing industry and our proposed rights offering.  All of these forward-looking statements are based on estimates and assumptions made by our management that, although believed by BlueLinx to be reasonable, are inherently uncertain. Forward-looking statements involve risks and uncertainties, including, but not limited to, economic, competitive, governmental and technological factors outside of BlueLinx’ control that may cause its business, strategy or actual results to differ materially from the forward-looking statements. These risks and uncertainties may include, among other things: changes in the supply and/or demand for products that it distributes, especially as a result of conditions in the residential housing market; general economic and business conditions in the United States; the activities of competitors; changes in significant operating expenses; changes in the availability of capital, including the availability of residential mortgages; the ability to identify acquisition opportunities and effectively and cost-efficiently integrate acquisitions; adverse weather patterns or conditions; acts of war or terrorist activities; variations in the performance of the financial markets; and other factors described in the “Risk Factors” section in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 and in its periodic reports filed with the Securities and Exchange Commission from time to time. Given these risks and uncertainties, you are cautioned not to place undue reliance on forward-looking statements. BlueLinx undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events, changes in expectation or otherwise, except as required by law.

Registration Statement

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, or our information agent for the offering, Eagle Rock Proxy Advisors, LLC, will arrange to send you the prospectus if you request it by calling toll free (855) 612-6975.

To review a filed copy of our current rights offering registration statement, click on the following link: http://www.sec.gov/Archives/edgar/data/1301787/000118811213000077/d30066.htm

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